                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              OPTIONS TALENT GROUP
--------------------------------------------------------------------------------
                                (Name of issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    68400Y108
--------------------------------------------------------------------------------
                                 (CUSIP number)


                               THE JEFFERSON TRUST
                            c/o 9017 SWIFT CREEK ROAD
                         FAIRFAX STATION, VIRGINIA 22039
                            TELEPHONE (703) 643-0202
                       ATTENTION: JOAN W. RANDELL, TRUSTEE
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:
                                   PAUL GLOVER
                            c/o OPTIONS TALENT, INC.
                             7001 LAKE ELLENOR DRIVE
                             ORLANDO, FLORIDA 32809
                          TELEPHONE (407) 240-1656 x340
                             TELECOPY (407) 240-8565


                                JANUARY 31, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


                         (Continued on following pages)

                               Page 1 of 15 Pages

---------------------------                           --------------------------
CUSIP NO. 68400Y108                SCHEDULE 13D           PAGE 2 of 15 PAGES
---------------------------                           --------------------------

----------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        THE JEFFERSON TRUST DATED DECEMBER 19, 1974
----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) / /
                                                                                                 (b) / /
----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                / /

----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DISTRICT OF COLUMBIA
----------------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER                                             0
            NUMBER OF
              SHARES                  --------------------------------------------------------------------
           BENEFICIALLY                 8    SHARED VOTING POWER                               106,949,892
             OWNED BY
               EACH                   --------------------------------------------------------------------
            REPORTING                   9    SOLE DISPOSITIVE POWER                                      0
            PERSON WITH
                                      --------------------------------------------------------------------
                                       10    SHARED DISPOSITIVE POWER                           69,015,148

----------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              106,949,892
----------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                                               / /

----------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%
----------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
----------------------------------------------------------------------------------------------------------

---------------------------                           --------------------------
CUSIP NO. 68400Y108                SCHEDULE 13D           PAGE 3 of 15 PAGES
---------------------------                           --------------------------

----------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              JOAN W. RANDELL, SOLE TRUSTEE OF THE JEFFERSON TRUST DATED DECEMBER 19, 1974
----------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) / /
                                                                                                  (b) / /

----------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
----------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                 / /

----------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
----------------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER                                             0
            NUMBER OF
              SHARES                 ----------------------------------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER                                 106,949,892
             OWNED BY
               EACH                  ----------------------------------------------------------------------
            REPORTING                 9    SOLE DISPOSITIVE POWER                                        0
            PERSON WITH
                                     ----------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                             69,015,148

----------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              106,949,892
----------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                                               / /

----------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.3%
----------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              IN
----------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Options Talent Group, a Nevada corporation (the "Company").

         The principal executive offices of the Company are located at 1801 Century Park East, 23rd Floor, Los Angeles, CA 90067.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed by The Jefferson Trust, dated December 19, 1974, an irrevocable trust organized in the District of Columbia (the "Jefferson Trust"), and Joan W. Randell, the sole Trustee of the Jefferson Trust (the "Trustee")(the Jefferson Trust and the Trustee, together, the "Reporting Persons"). The Trustee has voting and dispositive power with respect to investments made by the Jefferson Trust.

         (b) The address of the Reporting Persons is c/o 9017 Swift Creek Road, Fairfax Station, Virginia 22039.

         (c) The Jefferson Trust is an irrevocable trust for the benefit of the children of the Trustee and her husband.

                  The Trustee is retired.

         (d) Neither of the Reporting Persons, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Jefferson Trust is organized under the laws of the District of Columbia. The Trustee is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 31, 2002, the Company acquired Options Talent, Inc. f/k/a eModel, Inc., a privately held Delaware corporation ("eModel"), through the merger of a newly formed subsidiary of the Company with and into eModel, with eModel surviving (the "Merger"). The holders of the common stock and warrants to purchase common stock of eModel received shares of Common Stock and convertible preferred stock of the Company as a result of the Merger. The Jefferson Trust held 1,000,000 shares of the common stock of eModel immediately prior to the Merger. Pursuant to the Merger, the Jefferson Trust received in exchange for its 1,000,000 shares of eModel common stock, 5,378,788 shares of Common Stock and 1,060,606 shares of the Company's Series C Convertible Preferred Stock ("Series C Preferred") convertible at any

                               Page 4 of 15 Pages
time into shares of Common Stock at a rate of 60 shares of Common Stock for each share of Series C Preferred.


ITEM 4. PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the shares of Common Stock and Series C Preferred by the Jefferson Trust was to effect the sale of eModel to the Company. The Jefferson Trust may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock or Series C Preferred held by it at any time.

         The Agreement and Plan of Merger executed with respect to the Merger includes provisions which may be deemed to result in the actions enumerated in
Item 4 of the form of Schedule 13D. A description of such provisions are set forth below. Other than as follows, the Reporting Person and the Trustee are not aware of any plans or proposals which relate to or would result in any of the actions provided in Item 4 (a)-(j).

         (b), (c) and (f) As part of the Agreement and Plan of Merger executed by eModel and the Company with respect to the Merger, the Company has agreed to dispose of its operating subsidiaries which the Company is pursuing. Upon completion of such disposals, in the absence of any other changes, the operations of the Company would consist of the operations of eModel.

         (d) The holders of the Series C Preferred have the ability to elect three of the five members of the Company's Board of Directors.

         (e) Pursuant to the Merger, a total of 25,000,000 shares of Common Stock and 5,000,000 shares of Series C Preferred were newly issued by the Company.

         (g) The Series C Preferred was designated in connection with the Merger, and the rights, preferences and other terms of the Series C Preferred would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition. Further, as described in more detail in Item 6 below, certain holders of Common Stock and Series C Preferred have given proxies to the Jefferson Trust which also would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own 106,949,892 shares of the outstanding Common Stock of the Company. Of such shares, (i) 5,378,788 are held directly by the Jefferson Trust, (ii) 63,636,360 represent shares of Common Stock into which the 1,060,606 shares of Series C Preferred held directly by the Jefferson Trust may be converted at any time pursuant to the terms of such Series C Preferred, and (iii) 7,934,744 shares of Common Stock and 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred may be converted represent shares as to which irrevocable proxies have been granted to the Jefferson Trust. The 106,949,892 shares constitute 51.3% of the outstanding Common Stock, based on a total of 208,491,288 shares of Common Stock outstanding as of January 31, 2002. Such 208,491,288 share amount was calculated based upon the 89,854,928 shares of Common Stock reported as outstanding on the Company's Form 10-QSB for the quarter ended November 30,

                               Page 5 of 15 Pages

2001, plus the 25,000,000 shares of Common Stock issued in the Merger and the 93,636,360 shares of Common Stock into which the 1,560,606 shares of Series C Preferred beneficially held by the Reporting Persons may be converted, but excludes the shares of Common Stock into which the Series C Preferred not beneficially owned by the Reporting Persons is convertible.

         (b) The Reporting Persons share the power to vote or direct the vote of 106,949,892 shares of Common Stock. The Reporting Persons share the power to dispose or direct the disposition of 69,015,148 shares of Common Stock.

         (c) Except with respect to the acquisition of the shares of the Company described above in Items 3 and 4 in connection with the Merger, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Except as described in the paragraph below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The Jefferson Trust is a party to that certain Stockholders' Agreement dated January 14, 2002 with the Company, Mohamed Hadid, The Paramount Trust, The Morgan Trust, Graye Capital, Ltd. ("Graye"), Fortune MultiMedia, Ltd. ("Fortune"), Homesite Capital, Ltd. ("Homesite"), and Richard J. Walk (the "Stockholders' Agreement"). The Stockholders' Agreement provides that Mohamed Hadid and the corporate entities affiliated with Mr. Hadid (Graye, Fortune and Homesite) have granted to the Jefferson Trust an irrevocable voting proxy with respect to 37,934,744 shares of Common Stock (which includes 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred are convertible at any time). The proxy terminates upon the first to occur of the seventh annual anniversary of the date of the Stockholders' Agreement and the date upon which the Jefferson Trust no longer holds any shares of Common Stock or Series C Preferred of the Company. The Stockholders' Agreement also provides for restrictions on the ability of Mohamed Hadid, Graye, Fortune and Homesite to transfer their respective shares of Common Stock and/or Series C Preferred (if applicable) in certain circumstances.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1  Joint Acquisition Statement as required by Rule 13d-1(k)(1).

         Exhibit 2  The Stockholders' Agreement described in Item 6.


                               Page 6 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: March 12, 2002


                                   THE JEFFERSON TRUST

                                   By: /s/ JOAN W. RANDELL
                                      ----------------------------------------
                                      Joan W. Randell
                                      Trustee

                                      /s/ JOAN W. RANDELL
                                      ----------------------------------------
                                      Joan W. Randell

                               Page 7 of 15 Pages

                                                                       EXHIBIT 1

                           Joint Acquisition Statement
                          Pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D on behalf of each of the undersigned and that all subsequent amendment to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendment and for the completeness and accuracy of the information concerning her or it contained therein, but shall not be responsible for the completeness and accuracy of the of the information concerning the others, except to the extent that she or it know or has reason to believe that such information is inaccurate.

Dated: March 12, 2002

                                      THE JEFFERSON TRUST

                                      By:    /s/ JOAN W. RANDELL
                                         -------------------------------------
                                              Joan W. Randell
                                              Trustee

                                         /s/ JOAN W. RANDELL
                                         -------------------------------------
                                         Joan W. Randell

                               Page 8 of 15 Pages

                                                                       EXHIBIT 2

                             STOCKHOLDERS' AGREEMENT

         THIS STOCKHOLDERS' AGREEMENT (this "AGREEMENT") is made and entered into as of _________ ___, 2002 by and among (i) Sector Communications, Inc., a Nevada corporation (the "COMPANY"), and (ii) the stockholders of the Company identified on the signature page hereto and any person who subsequently acquires Shares who becomes a party to this Agreement (each a "STOCKHOLDER" and collectively the "STOCKHOLDERS").

                                    RECITALS

         A. Pursuant to that certain Agreement and Plan of Merger, dated January 14, 2002, by and among the Company, eModel, Inc., a Delaware corporation ("eMODEL"), and the other parties named therein (the "MERGER AGREEMENT"), the shareholders of eModel have become stockholders of the Company.

         B. This Agreement is being entered into as a condition of the Merger Agreement.

         C. In connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, the Stockholders have agreed to provide for the future voting of their shares of the Common Stock and Preferred Stock (each as defined in SECTION 1) and for the restrictions on such shares.

         NOW, THEREFORE, the parties hereby agree as follows:

         1.       DEFINITIONS.

                  (a) The term "COMMON STOCK" means the common stock, par value $0.001 per share of the Company.

                  (b) The term "PERSON" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization.

                  (c) The term "PREFERRED STOCK" means the Company's Series C Convertible Preferred Stock issued pursuant to the Merger Agreement.

                  (d) The term "SHARES" means the Common Stock and Preferred Stock held or beneficially owned by a Stockholder, and (i) any Shares resulting from any subdivision of Shares, (ii) any Shares paid as a dividend with respect to Shares, and (iii) any other securities issuable with respect to Shares without consideration or into which Shares are transformed as the result of a merger, consolidation, or recapitalization.

                  (e) The term "TRANSFER" shall mean any sale, assignment, bequest, donation, pledge, encumbrance, or other transfer of Shares, including any transfer by operation of law, and "TRANSFEREE" shall mean a person who subsequently acquires Shares from any Stockholder (excluding Jefferson Trust).

         2.       RESTRICTIONS ON TRANSFER OF HADID SHARES.

                  (a) Mohamed Hadid, Graye Capital, Ltd., a British Virgin Islands corporation, Fortune Multimedia, Ltd., a British Virgin Islands corporation, and Homesite Capital, Ltd., a British Virgin Islands corporation (collectively, the "HADID GROUP") shall not Transfer any Shares except as permitted by this Agreement, and any Transfer that does not comply with this Agreement shall be void. The Company shall not recognize as a stockholder of the Company any person who has acquired Shares from any of

                               Page 9 of 15 Pages
the Hadid Group other than as provided for in this Agreement (including, without limitation, a pledgee or secured party), shall not issue dividends to any such person, and shall not permit any such person to vote any such Shares.

                  (b) Any of the Hadid Group may Transfer Shares, subject to applicable federal and state securities laws, at anytime if prior to such Transfer each of The Jefferson Trust ("JEFFERSON TRUST"), The Paramount Trust ("PARAMOUNT TRUST"), The Morgan Trust ("MORGAN TRUST") and Richard J. Walk either (i) do not hold or beneficially own any Shares or (ii) have sold some or their respective Shares with gross individual proceeds of at least $5,000,000; PROVIDED, HOWEVER, for so long as Jefferson Trust holds or beneficially owns Shares, any person who has acquired Shares from any of the Hadid Group shall be required to become a party to this Agreement as a Stockholder and member of the Proxy Group (defined below).

         3. IRREVOCABLE PROXY; VOTING AGREEMENT OR TRUST; BOARD OF DIRECTORS.

                  (a) PROXY. Subject to SECTION 3(d), each of the Hadid Group and the other stockholders of the Company who become a party hereto pursuant to
SECTION 3(C) (collectively, the "PROXY GROUP") hereby grant each of Jefferson Trust, Paramount Trust and Morgan Trust (each, a "TRUST" and collectively, the "TRUSTS") a separate irrevocable proxy coupled with an interest with respect to each of the Proxy Group's respective Shares, apportioned in whole shares as equal as practicable among the Trusts, and do hereby constitute, appoint and authorize each of the Trusts as proxy with full powers of substitution to act with respect to such Shares (i) in connection with votes to be cast at any annual or special meeting of the Company's stockholders and (ii) all consents to be provided with respect to any action of the Company's stockholders by written consent. Each of the Proxy Group hereby agree to execute such additional instruments and take such other actions as Jefferson Trust may reasonably request in order to affirm, perfect, or otherwise ensure the validity and enforceability of the proxies granted hereby, including, without limitation, the amendment of this Agreement and/or the execution of a new proxy in the event the Company changes its jurisdiction of incorporation.

                  (b) VOTING TRUST OR AGREEMENT. Upon notice from any of the Trusts that it has reasonably determined that the proxies granted in SECTION 3(a) are or will be unenforceable or invalid in any respect for any reason, each of the Proxy Group hereby agree to promptly enter into a voting agreement or voting trust providing the Trusts with substantially the same degree of voting power or control of the Shares as contemplated by the proxies granted in SECTION 3(a).

                  (c) TRANSFEREES OF SHARES. Any Transfer of Shares shall not be effective until the Transferee thereof has become a party to this Agreement. The term "Proxy Group" shall be deemed to include any Transferees who become a party to this Agreement.

                  (d) TERMINATION OF PROXY. The proxies granted in SECTION 3(a) shall terminate with respect to a Trust upon the earlier to occur of the date that such Trust no longer holds or beneficially owns any Shares or seven (7) years from the date hereof. Upon termination of proxies with respect to a Trust, the proxies granted by SECTION 3(a) shall be apportioned among the remaining Trusts.

                  (e) BOARD OF DIRECTORS. The Certificate of Designation for the Preferred Stock provides that the holders of the Preferred Stock shall be entitled to elect three (3) (each a "SERIES C DIRECTOR") of the five (5) members of the Company's Board of Directors. The Trusts agree hereby to each designate one (1) Series C Director, and the Trusts agree to vote their Shares and the proxies granted to them by the Proxy Group hereby for each Series C Director so designated. From and after the time that a Trust shall dispose of or otherwise sell of its Preferred Stock, such Trust shall no longer have the right to designate a Series C Director and the remaining Trusts shall apportion the right to designate a Series C Director as equal as possible.

                               Page 10 of 15 Pages

         4.       LEGEND.

                  (a) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing Shares held or beneficially owned by each of the Hadid Group (the "HADID GROUP LEGEND"):

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE TRANSFER AND VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

                  (b) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing Shares held or beneficially owned by each of the Proxy Group but excluding the Hadid Group (the "PROXY GROUP LEGEND"):

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

                  (c) The Company agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of, transfer, reissuance of otherwise), the Hadid Group Legend or the Proxy Group Legend from any such certificate and will place or cause to be placed the Proxy Group Legend on any new certificate issued to represent Shares theretofore represented by a certificate carrying either the Hadid Group Legend or the Proxy Group Legend.

         5.       MISCELLANEOUS.

                  (a) SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  (b)      GOVERNING LAW; ARBITRATION.

                           (i) This Agreement shall be governed by and construed
under the laws of the State of Nevada without regard to conflict of law provisions thereunder.

                           (ii) Subject to SECTION 5(b)(iii), each party hereby
stipulates and agrees that any and all disputes, controversies or claims arising out of or relating to this Agreement shall be resolved

                               Page 11 of 15 Pages
exclusively and conclusively by binding arbitration in accordance with the rules of the American Arbitration Association. The parties stipulate and agree that such arbitration shall be held in Orlando, Florida. Any award or decision as a result of such arbitration shall be final and binding upon the parties, shall not be subject to appeal and shall be enforceable by entry of a judgment by any court of competent jurisdiction.

                           (iii) SPECIFIC PERFORMANCE. The parties hereto hereby
declare that it is impossible to measure in money the damages which will accrue to a party hereto or to his or its successors or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his or its successors or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

                  (c) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (d) TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  (e) NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon delivery by recognized overnight courier service, or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature pages hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

                  (f) EXPENSES. If any action at law or in equity or through arbitration is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                  (g) AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Jefferson Trust, Paramount Trust and Morgan Trust and, solely with respect to amendments or waivers affecting the terms and conditions of SECTION 2, Richard J. Walk, to the extent they hold or beneficially own any Shares. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party hereto.

                  (h) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         (i) ENTIRE AGREEMENT. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

                         [Signatures on Following Pages]

                               Page 12 of 15 Pages

         IN WITNESS WHEREOF, the parties have executed this Stockholders' Agreement as of the date first above written.

COMPANY:                                                     SECTOR COMMUNICATIONS, INC.,
                                                             a Nevada corporation



                                                             By:
                                                                ---------------------------------
                                                             Name: Mohamed Hadid
                                                             Title: Chairman of the Board
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angeles, CA 90067
                                                             Attention: Mohamed Hadid

With copy to:                                                Mark Tolner
                                                             c/o Sector Communications, Inc.
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angeles, CA 90067

STOCKHOLDERS:                                                THE JEFFERSON TRUST


                                                             By:
                                                                ---------------------------------
                                                             Name: Joan W. Randell
                                                             Title: Trustee
                                                             c/o Federal News Service
                                                             620 National Press Building
                                                             Washington, D.C. 20045

                                                             MOHAMED HADID



                                                             ------------------------------------
                                                             Mohamed Hadid
                                                             c/o Sector Communications, Inc.
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angeles, CA 90067

                                                             THE PARAMOUNT TRUST


                                                             ------------------------------------
                                                             By:
                                                             Name: Rafiah Kashmiri
                                                             Title: Trustee
                                                             16650 Royal Palm Drive
                                                             Groveland, Florida  34736

   [Signature Page to Stockholders' Agreement of Sector Communications, Inc.]

                               Page 13 of 15 Pages

                                                             THE MORGAN TRUST


                                                             ------------------------------------
                                                             By:
                                                             Name: Edward Bell
                                                             Title: Trustee
                                                             c/o eModel, Inc.
                                                             7001 Lake Ellenor Drive
                                                             Suite 200
                                                             Orlando, FL  32809

                                                             GRAYE CAPITAL, LTD.,
                                                             a British Virgin Islands corporation


                                                             By:
                                                                ---------------------------------
                                                             Name: Mohamed Hadid
                                                             Title:
                                                                   ------------------------------
                                                             c/o Sector Communications, Inc.
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angles, CA 90067
                                                             Attention: Mohamed Hadid

                                                             FORTUNE MULTIMEDIA, LTD.,
                                                             a British Virgin Islands corporation



                                                             By:
                                                                ---------------------------------
                                                             Name:   Mohamed Hadid
                                                             Title:
                                                                   ------------------------------
                                                             c/o Sector Communications, Inc.
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angles, CA 90067
                                                             Attention: Mohamed Hadid

                                                             HOMESITE CAPITAL, LTD.,
                                                             a British Virgin Islands corporation


                                                             By:
                                                                ---------------------------------
                                                             Name:   Mohamed Hadid
                                                             Title:
                                                                   ------------------------------
                                                             c/o Sector Communications, Inc.
                                                             1801 Century Park East
                                                             23rd Floor
                                                             Los Angles, CA 90067
                                                             Attention: Mohamed Hadid




   [Signature Page to Stockholders' Agreement of Sector Communications, Inc.]

                               Page 14 of 15 Pages

                                                             RICHARD J. WALK

                                                             By:
                                                                ---------------------------------
                                                             8454 Cotoneaster Drive
                                                             Apt. 3D
                                                             Ellicott City, MD 21043



   [Signature Page to Stockholders' Agreement of Sector Communications, Inc.]

                               Page 15 of 15 Pages